UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) Of The Securities Exchange Act of 1934

(Amendment No.     )

Sauer-Danfoss Inc.

(Name of Subject Company)

Sauer-Danfoss Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

804 137 107

(CUSIP Number of Class of Securities)

Kenneth D. McCuskey

Vice President, Chief Accounting Officer, Secretary

Sauer-Danfoss Inc.

2800 East 13th Street

Ames, Iowa  50010

(515) 239-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With Copies To:

Peter Mirakian III, Esq.

Spencer Fane Britt & Browne LLP

1000 Walnut Street, Suite 1400

Kansas City, Missouri 64106-2140

Telephone:  (816) 292-8158

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The Special Committee of the Board of Directors of Sauer-Danfoss Inc. (the “Company”) today issued a press release in the form attached hereto as Exhibit (a)(1) to announce its unanimous recommendation that the Company’s public stockholders accept the cash tender offer of $13.25 per common share (the “Offer”) commenced on March 10, 2010 by Danfoss Acquisition, Inc., a wholly owned subsidiary of Danfoss A/S, and tender their shares pursuant to the Offer.

Item 9.  Exhibits

(a)(1)       Press Release dated March 19, 2010 announcing recommendation of Special Committee with respect to cash tender offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Sven Ruder
Sven Ruder, President and Chief Executive Officer
Dated: March 19, 2010